Filed by Celgene Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Celgene Corporation
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Form S-4 filed by Bristol-Myers Squibb File No.: 333-229464

Date: February 5, 2019

Transaction Overview and Key Points

Right strategic step to continue to secure our long-term future and deliver on our promise to patients.

•	We are creating an innovative biopharma leader with global reach and scale.

•	Together, we will have leading franchises and a deep and broad pipeline that will drive sustainable growth and deliver new options for patients across a range of serious diseases.

•	In short, this means we can help more patients, and explore new opportunities as part of an even stronger biopharma leader.

Transaction structured to deliver immediate and substantial value to Celgene shareholders and provide them meaningful participation in the long-term growth opportunities created by the combined company.

•	Under the terms of the agreement, Celgene shareholders will receive 1 Bristol-Myers Squibb share and $50.00 in cash for each share of Celgene. Each Celgene share will also receive one tradeable Contingent Value Right (CVR).
•	Each CVR entitles the holder to receive an additional one-time cash payment of $9.00 upon the achievement of future regulatory milestones.
o	The CVRs are separate from Celgene shares and are expected to be publicly traded on the NYSE. The stock market will value the CVR once it starts trading.
o	This gives shareholders the opportunity to benefit directly from achievement of Celgene regulatory milestones in addition to the stock and cash they will receive.
•	Following the close of the transaction, Giovanni Caforio will continue to serve as Chairman of the Board and Chief Executive Officer of the combined company.
•	Two representatives from the Celgene Board will join the Board of Directors of Bristol-Myers Squibb.
•	The combined company will maintain a strong presence throughout New Jersey.

Until closing, it is business as usual and there will be no changes; roles, compensation and benefits remain unchanged.

•	The deal is subject to regulatory approval and is expected to close in the third quarter of 2019.

o	Until that time, we remain two standalone companies and no definitive decisions will be made regarding organizational structure, transition, or individual roles and responsibilities.
o	IT, systems, and security all remains unchanged, and employees will keep their current phones, computer, tablet, and email address.
•	It is essential that we stay focused on execution and delivering on our near-term milestones, especially during the important first quarter of this year.

•	We will continually provide additional information for employees as it becomes available.

Updated Employee Q&A

Note: Q&A will be updated as needed to provide the most accurate information to employees

1.	Why are we being acquired now? Are we less confident in our future?
•	No. Our leadership team believes that combining with a strong, complementary partner is the right strategic step to secure our long-term future and deliver on our promise to patients.

•	We are creating an innovative biopharma leader with global reach and scale.

•	Together, we will have leading franchises and a deep and broad pipeline that will drive sustainable growth and deliver new options for patients across a range of serious diseases.

•	In short, together Celgene and Bristol-Myers Squibb will have unparalleled capabilities to advance our shared mission to discover, develop, and deliver innovative medicines for patients with serious diseases.

2.	How long will it take for the transaction to close? What happens until then?
•	The transaction is subject to approval by Bristol-Myers Squibb and Celgene shareholders, the receipt of regulatory approvals and the satisfaction of other customary closing conditions.

•	We expect the transaction to close in the third quarter of 2019.

3.	Does Bristol-Myers Squibb plan to integrate Celgene or will we remain as a standalone subsidiary?
•	Until the transaction closes, which we expect will be in the third quarter, we remain a standalone company with no changes.

•	A dedicated joint integration team will be established to drive the integration planning process. More information about the integration process will be shared in the coming weeks.

4.	Will Bristol-Myers Squibb need to approve everything we do until the deal closes?
•	Until the transaction closes, we remain a standalone company, and it is business as usual.

•	The next 12 months — and this first quarter in particular — are critical to our business, especially delivering on our pipeline, and we MUST remain laser-focused on execution and meeting our business objectives.

5.	If we are hiring on my team or in my function, how does this transaction impact current recruits and new hires?
•	Until the transaction closes, hiring managers together with their HRBP will evaluate each open position accordingly.

6.	What does this mean for me in my role? There were mentions of meaningful cost synergies in the announcement. Will there be job eliminations or headcount reductions?
•	As you may have read in the joint press release, Bristol-Myers Squibb expects to realize $2.5B in cost synergies by 2022. At this time, it is too early to speculate as to how these savings will be achieved. However, in any combination transaction, it is not uncommon for headcount reductions to be a component of overall cost savings.

•	Until the transaction closes, we remain two standalone companies and no final actions will be taken regarding organizational structure, transition or individual roles and responsibilities.

•	In the event of job eliminations, impacted employees will be eligible for severance benefits as outlined in question 5 below.

7.	When will the Bristol-Myers Squibb and Celgene shareholders vote on the proposed transaction? Will information be shared with employees who are eligible to vote?
•	In connection with the proposed transaction, Bristol-Myers Squibb and Celgene will each hold a special meeting of shareholders at which their respective shareholders may vote on the proposed transaction.

•	Bristol-Myers Squibb has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission in connection with the transaction, which contains a joint proxy statement/prospectus (the “proxy statement”) of Bristol-Myers Squibb and Celgene.

•	The proxy statement provides detailed instructions to all shareholders of each company, including employee shareholders, about how they can vote their shares in person or by proxy at the applicable special meeting.

8.	Will Celgene be implementing a hiring freeze until the closing of the transaction?
•	No. Until the transaction closes, it is business as usual.

•	Until the closing, hiring managers at Celgene should work together with their HR Business Partners to evaluate open positions in the ordinary course.

9.	How is this transaction going to affect contractors?
•	Until the closing, it is business as usual and independent contractors engaged by Celgene will continue to operate under their existing contracts in the ordinary course subject to changes by Celgene managers based on business needs.

•	Use of contractors after the transaction closing will be evaluated and determined by the combined company.

10.	Do we need to implement any additional checks and balances on new contracts and/or projects?
•	There are certain contractual limitations applicable to Celgene under the terms of the merger agreement, so you should confirm with your manager before engaging on new contracts and/or projects.

11.	Will the next promotion process in April 2019 occur or be frozen?
•	The next promotion process will occur in April 2019 in the ordinary course.

Compensation & Benefits – Non-Equity

1.	Will we still be eligible for annual merit increases?
•	Yes, all Celgene employees will be eligible for annual merit increases as usual in March 2019.

2.	Will I receive my 2018 annual bonus?
•	Yes, 2018 annual bonuses will be awarded based on corporate, functional and individual performance as usual. Celgene employees will receive payment by end of February 2019; Legacy Juno employees will receive their 2018 bonus in March 2019.

3.	What will the 2019 annual bonus plan be? How will my 2019 bonus be determined?
•	In 2019, we were already planning to transition our bonus plan to a multiplier system.

•	This revised 2019 annual bonus program is based on a simplified global calculation across all of Celgene’s functions and grade levels to emphasize employees’ individual performance in addition to overall company performance.

•	More details regarding this plan will be available in the coming weeks.

4.	Will retention bonuses be offered prior to the completion of the deal?
•	It is critical for employees to remain focused on delivering against our 2019 goals which includes the achievement of major milestones such as regulatory submissions and approvals, as well as key commercial objectives.

•	As part of the merger agreement the parties agreed to implement a retention bonus (focus bonus) plan, separate from the 2019 Bonus Plan. All employees (excluding certain members of the Celgene executive committee), will be eligible to participate in this plan. As always, management will evaluate compensation plans and incentives appropriate to achieve our goals and objectives.

5.	In the event my position is eliminated as a result of this transaction, what are the severance benefits I will be eligible to receive?

For US Employees not otherwise covered by another change in control severance plan:

•	We have adopted a US employee severance plan (the “US Severance Plan”) that provides a minimum of 6 months’ base pay and 50% bonus at target to all full-time and part-time employees who are not already covered by another change in control severance plan (e.g., Celgene executive committee members and, until expiration of the applicable Juno severance plan, legacy Juno employees).

•	This US Severance Plan provides for all impacted employees to receive a specified percentage of base salary and target bonus amount and COBRA benefits following termination. The severance amounts increase based on grade level and tenure. Under this plan, all covered employees would be eligible for a minimum of 6 months base and 6 months target bonus.

•	Further details of this plan can be found in the attached appendix, “US Severance Plan Appendix.”

For NON-US Employees:

•	Impacted employees based outside of the US will receive benefits in line with local legislation and requirements. More details will be available in the coming weeks.

6.	If I am a legacy Juno employee how does this impact my existing severance plan?
•	We will continue to honor the existing Juno change in control severance plan currently in place. Consequently, a legacy Juno employee whose employment is terminated under circumstances giving rise to benefits under the existing Juno change in control severance plan will continue to be entitled to the termination protections and severance benefits of the Juno plan and not the US Severance Plan.

•	Once the Juno change in control severance plan expires, legacy Juno employees will be entitled to the protections provided in the US Severance Plan.

7.	What will happen to my 2019 employee health benefits?
•	We anticipate that Celgene employees will maintain substantially similar health and welfare benefits through December 31, 2019. We anticipate information regarding Bristol-Myers Squibb health and welfare benefit plans will be provided closer to the time of closing.

8.	Will my years of Celgene service be honored by Bristol-Myers Squibb?
•	Service dates with Celgene (and acquired legacy service dates) will be honored for all purposes that it is honored at Celgene but only to the extent that a service date does not result in the duplication of benefits for the same period of service.

9.	I have heard that my salary will not be changed after the closing. Is that true?
•	Pursuant to the merger agreement, Bristol-Myers Squibb agreed not to reduce each employee’s base salary or wage rate for one year following the closing. In addition, participants in the US Severance Plan who experience a material base salary or base wage reduction before the date that is 30 months after closing may resign for “good reason” and receive severance benefits in accordance with the terms and conditions of the plan.

10.	Will my target bonus be reduced after the closing?
•	Pursuant to the merger agreement, Bristol-Myers Squibb has agreed not to reduce each employee’s aggregate cash and equity incentive compensation for one year following the closing. In addition, participants in the US Severance Plan who experience a material reduction in their aggregate target cash and equity incentive compensation opportunities during the period from closing until December 31, 2020 may resign for “good reason” and receive severance benefits in accordance with the terms and conditions of the US Severance Plan. This “good reason” protection also applies to a material reduction in target cash incentive compensation (but not target equity incentive compensation) after December 31, 2020 and before the date that is 30 months after the closing.

11.	What will happen to my benefits after the closing?
•	Pursuant to the merger agreement, Bristol-Myers Squibb has agreed to provide each employee with employee benefits that are substantially similar in the aggregate to those provided prior to the closing until the end of 2019.

12.	What happens to my compensation and benefits after the protections provided by the merger agreement expire?
•	After the protections under the merger agreement expire, your compensation and benefits will be determined by Bristol-Myers Squibb consistent with its policies. However, if you are a participant in the US Severance Plan, you have the “good reason” rights described above which generally apply for a longer period than the merger agreement protections. Also, please keep in mind that we understand that Bristol-Myers Squibb’s practice is to provide market competitive total rewards.

13.	What happens to my Celgene Corporation 401(k) Plan? What about Celgene stock in the Celgene Corporation 401(k) Plan?
•	The Celgene Corporation 401(k) Plan (the “401(k) Plan”) will continue to exist as of the closing of the transaction. Any future changes or modifications to the 401(k) Plan will be directed by Bristol-Myers Squibb. If you have all or part of your 401(k) Plan account invested in the Celgene Common Stock fund, at the closing of the transaction, the Celgene shares held in that fund will generally convert into the merger consideration on the same basis as other shareholders (i.e., 1 share of Bristol-Myers Squibb stock, $50 cash and 1 CVR). More information about the conversion will be provided to affected 401(k) Plan participants at a later date. In the meantime, you can continue to access your 401(k) Plan account information at https://www.retirementdirections.com with your user name and password), or by calling MyHR 1-908-897-MyHR (1-908-897-6947).

14.	What happens to my balance under the Celgene 2005 Deferred Compensation Plan at closing?
•	In accordance with the terms of the Celgene 2005 Deferred Compensation Plan, in general, all balances credited under that plan at closing will be paid in full within 90 days following the closing.

15.	How will the transaction impact my 2019 sales incentive compensation?
•	Sales employees who are covered by a sales incentive plan will continue to be eligible for 2019 sales incentive compensation in accordance with the terms and conditions of the 2019 sales incentive plan documents.

16.	Do I have to agree to a non-compete in order to get my severance benefits under the US Severance Plan?
•	In general, yes, the severance benefits are contingent on you signing a release and termination agreement which includes a non-competition covenant. However, Celgene has the ability to waive the non-competition covenant prior to the transaction closing and intends to do so for all participants below the VP level. For all other participants, Celgene will evaluate whether to provide waivers based on each participant’s position and circumstances and intends to treat all participants fairly. Waivers will be communicated in the coming months.

17.	I will be on parental leave in a couple months, will that benefit still continue even if it extends into Q3 (when acquisition is expected to be completed)?
•	Yes. If you commence parental leave prior to the closing, your leave will continue in accordance with the terms of the applicable Celgene leave policy, even if the closing of the transaction occurs while you are on leave.

18.	Will the employer match for 2018 under the Celgene Corporation 401(k) Plan be affected by the transaction? Will the employer match be in Celgene stock (same as last year)?
•	The employer match for 2018 under the Celgene Corporation 401(k) Plan will not be affected by the transaction and, for 2018, eligible participants will receive a match in the form of Celgene stock. The match is expected to be made to the accounts of eligible participants by March 2019.

19.	Will unused vacation be paid out as part of separation package? Will Celgene offer the same vacation time through 2019?
•	Accrued but unused vacation will be paid out upon a qualifying termination of employment under the US Severance Plan.

•	We anticipate that the current Celgene vacation policy will continue in effect through December 31, 2019.

20.	What will happen to the matching contribution under the Celgene 401(k) plan for 2019? And match from prior years?
•	The 2018 matching contribution to the Celgene 401(k) plan will be in the form of Celgene stock (as in prior years) and will be deposited into 401(k) plan accounts by the end of March 2019.

•	Subject to Compensation Committee approval, 2019 matching contributions to the Celgene 401(k) plan will be made in cash on a quarterly basis.

•	Matching contributions for years prior to 2018 have already been contributed to the Celgene 401(k) plan in the form of Celgene stock. There will be no change to the vesting schedule for such previous matching contributions.

21.	I am a U.S. employee who has elected to participate in the 2005 Celgene Deferred Compensation Plan. Can I change my election to defer compensation for 2019 under the 2005 Celgene Deferred Compensation Plan?
•	No. Under applicable federal tax rules, each employee’s election to defer compensation for 2019 cannot be changed without triggering the application of tax penalties on the employee.

•	In accordance with the terms of the Celgene 2005 Deferred Compensation Plan, in general, all balances credited under that plan at closing (including the portion of the balance relating to 2019 compensation) will be paid in full within 90 days following the closing.

22.	How does the subsidized COBRA benefit under the US Severance Plan work?
•	COBRA is a U.S. federal law that requires employers to allow employees who lose coverage under a group health plan in connection with a termination of employment to elect to continue to participate in the plan for up to 18 months.

•	Upon termination of employment, an employee’s coverage under Celgene’s plans continues automatically until the end of the applicable calendar month. An employee must elect to receive COBRA coverage within 60 days following termination of employment, which coverage will be effective retroactively to the first day of the month following the month in which termination of employment occurs so that there is no gap in coverage.

•	Under the US Severance Plan, each eligible employee who experiences a qualifying termination, and who makes a timely election to receive COBRA coverage, is generally entitled to continue receiving medical, dental and/or vision benefits during their severance period at the same rates paid by active Celgene employees (i.e., with the employer portion paid by Celgene) under the applicable Celgene plan covering active Celgene employees. If the qualifying termination occurs during a time when the employee is receiving benefits under a BMS plan, the employee will be required to pay the same rates then being paid by active BMS employees (i.e., with the employer portion paid by BMS) under the applicable BMS plan.

•	An eligible employee whose severance period ends before the end of the COBRA continuation period may continue to receive COBRA coverage by paying the full COBRA premium rate (i.e., both the employer and employee portions) plus up to a 2% administration fee.

•	Each impacted employee will receive further information and instructions about how to elect COBRA coverage, and the terms and conditions of the coverage, at the time of termination of employment or other qualifying event.

23.	Will the transaction closing qualify as a life change event that will allow employees to make changes to their health benefits?
•	No. The occurrence of the transaction by itself will not allow employees to make changes to their health benefits.

24.	What type of outplacement services will Celgene provide under the US Severance Plan?
•	Each eligible employee under the US Severance Plan will be entitled to receive reasonable outplacement services appropriate for the employee’s level and position.

•	The outplacement services will be provided during the employee’s severance period up to a maximum of 12 months.

•	Further details about the specific outplacement services that will be offered for each employee will be provided at the time of a qualifying termination.

25.	I am a legacy Juno employee covered by the existing Juno change in control severance plan, which is set to expire in September 2019. Which severance plan will I be covered by after the closing of the transaction? Does it matter if the closing occurs before or after the expiration of the Juno plan?
•	Each legacy Juno employee who is currently covered by the existing Juno change in control severance plan will continue to be covered by such plan with respect to change in control severance benefits until it expires in September 2019. Upon such expiration, each applicable legacy Juno employee will immediately become eligible under the US Severance Plan and will receive change in control severance benefits under such plan upon a qualifying termination.

•	Each legacy Juno employee will be credited with such employee’s prior service to Juno for purposes of calculating such employee’s severance pay amount under the US Severance Plan.

•	It does not matter if the closing occurs before or after the expiration of the Juno plan. The timing of the closing will not affect the eligibility timing described above.

26.	I am employed in the U.S. Will I be entitled to receive unemployment compensation if my employment is terminated?
•	Unemployment compensation is governed by state law. Each employee’s eligibility for unemployment compensation depends on the law of the state where the employee is located and the specific facts and circumstances of the employee’s termination of employment.

27.	Will any unused “spotlight points” under the sales rewards program expire at the time of the transaction?
•	No. The transaction will have no effect on any unused spotlight points, which may continue to be used after closing subject to and in accordance with the terms and conditions of the applicable program.

28.	How will the transaction impact my life insurance provided through the company’s U.S. programs (both basic and supplemental)? If I receive severance benefits, can I hold the life insurance for any period of time after my termination or will it be cancelled immediately?
•	The transaction will have no immediate effect on the life insurance benefits provided by Celgene (both basic and supplemental coverage).

•	As is the case today, upon termination of employment, each employee’s life insurance benefits will lapse as of the end of the month of termination, regardless of whether the employee is eligible to receive severance benefits, and the employee will have the option to convert or port the employee’s coverage to an individual policy with The Hartford within 91 days after the employee’s termination date. Employees who experience a termination of employment will receive a Notice of Conversion and Portability Rights in the mail.

Compensation & Benefits – Equity

1.	How will the deal impact 2019 annual equity awards?
•	Although in prior years we have granted a combination of stock options and restricted stock units (with performance stock units granted only to certain of our senior executives), the 2019 equity awards will be made entirely in RSUs (except that performance stock units will continue to be awarded to certain of our senior executives).

•	There will be a one-time annual equity grant made by March 15 in the form of 100% RSUs. This grant combines the April and October Equity Awards. More details will be provided as we get closer to the grant date.

•	RSUs granted in 2019 will vest on a ratable schedule with one-third of the RSUs vesting on each of the first three anniversaries of the grant date.

2.	What happens to my outstanding equity awards, including RSUs, in the deal?
•	Any outstanding option at the time the transaction closes will be converted into an option to purchase BMS stock, described as follows:
o	“In the Money” Options: “In-the-money” Celgene options (that is, options with an exercise price below the volume weighted average Celgene stock price over the three trading days immediately prior to the deal closing), whether vested or unvested, that are outstanding immediately before closing, will:
(1)	roll over into an option to purchase Bristol-Myers Squibb stock; and
(2)	entitle the option holder to receive a Contingent Value Right (or “CVR”) for each Celgene share underlying each vested option. CVRs for unvested options will be delivered upon the vesting of the underlying award.
o	“Underwater” Options: “Underwater” Celgene options (that is, options with an exercise price equal to, or greater than, the volume weighted average Celgene stock price over the three trading days immediately prior to the deal closing) will roll over into an option to purchase Bristol-Myers Squibb stock.

■	Underwater option holders will not receive CVRs.

•	Some examples illustrating how these rollovers will work can be found in the attached appendix, “Hypothetical Illustration of Equity Award Adjustments.”

3.	What happens to my unvested RSUs and PSUs?
•	Unvested RSUs/PSUs: Celgene restricted stock units (RSUs) and performance stock units (PSUs) that are outstanding immediately before closing, will:
(1)	roll over into Bristol-Myers Squibb RSUs; and
(2)	entitle the RSU holder to receive a CVR for each Celgene share subject to the RSU/PSU. CVRs will be delivered upon the vesting of the underlying award.

o	Note that in case of the PSUs, at closing, performance will be deemed achieved at the greater of target and actual levels, with such PSUs then converting into an RSU that will continue to service-vest over the remaining period of the original PSU award.
•	An example of how this rollover will work can be found in the attached appendix, “Hypothetical Illustration of Equity Award Adjustments.”

4.	What happens to my currently vested Celgene shares, shares held in my 401(k) Plan account and any RSUs/PSUs that vest before the deal?
•	Any currently vested shares you hold in your e-trade account and any shares held through the Celgene Common Stock fund under the 401(k) Plan will be entitled to receive the same merger consideration that any other holder of Celgene stock will receive in the transaction in respect of such shares (i.e., 1 share of Bristol-Myers Squibb stock, $50 cash and 1 CVR).

•	RSUs/PSUs that have vested before closing will (unless you live in a jurisdiction where RSUs are settled in cash) be settled in Celgene stock, the same as usual. You will then be a Celgene stockholder, and if you still hold those shares of Celgene stock at the time of the deal, you will be entitled to the same merger consideration that any other holder of Celgene stock will receive in the transaction in respect of such shares (i.e., 1 share of Bristol-Myers Squibb stock, $50 cash and 1 CVR).

5.	What is a CVR and what does it mean for my equity?
•	A Contingent Value Right or “CVR” allows shareholders to receive additional payment if a certain event occurs.

•	Under the terms of our agreement, each Celgene share will be exchanged for one tradeable CVR (along with 1 share of Bristol-Myers Squibb stock and $50 cash), which CVR will entitle its holder to receive a one-time potential payment of $9.00 in cash upon FDA approval of all three of ozanimod (by December 31, 2020), liso-cel (JCAR017) (by December 31, 2020) and bb2121 (by March 31, 2021). The payment terms are governed by the applicable CVR documents.

•	The CVRs are a separate security from Bristol-Myers Squibb shares and are expected to be publicly traded on a national securities exchange. The stock market will value the CVR once it starts trading.

6.	How does all of this impact my existing vesting schedule?
•	For all Celgene employees (including legacy Juno employees), there will be no change to your existing in-service vesting schedule.

•	In the event that an employee who experiences a qualifying termination of employment under an applicable severance or stock incentive plan after the deal closing, your awards will become fully vested, and options will remain exercisable until the earlier of one year after termination and the original 10-year option term.
o	Note that if you are retirement-eligible upon termination, your option will remain exercisable until the earlier of three years after termination and the original 10-year option term, in accordance with existing stock incentive plan terms. Also, if you are retirement-eligible upon termination, you will not be required to satisfy the 6 months’ advance notice requirement to receive this treatment.

7.	Will I be restricted from trading in Celgene securities while the merger is pending?
•	You remain subject to our Securities Trading Policy, including the blackout periods and the restrictions upon trading when in possession of material, non-public information. We are currently in a quarterly blackout period until the end of January. Following our earnings release, we currently expect to open the trading window (except with respect to certain employees who have been separately notified that they will remain subject to trading restrictions irrespective of the open window).

•	In addition, due to the announcement of the proposed transaction, the stock prices of Celgene and Bristol-Myers Squibb have become linked and any material non-public information relating to Celgene may also affect the stock price of Bristol-Myers Squibb. As a result, the quarterly black-out period that covers Celgene stock will also cover the stock of Bristol-Myers Squibb until further notice.

8.	Can Bristol-Myers Squibb reduce my equity compensation opportunity after the closing?
•	Pursuant to the merger agreement, Bristol-Myers Squibb has agreed not to reduce each employee’s aggregate cash and equity incentive compensation for one year following the closing. In addition, participants in the US Severance Plan who experience a material reduction in their aggregate target cash and equity incentive compensation opportunities after the one-year protection period and before December 31, 2020 may resign for “good reason” and receive severance benefits in accordance with the terms and conditions of the US Severance Plan.

9.	What happens to my Celgene equity awards if my employment is terminated after closing?
•	If you are a participant in the US Severance Plan and your employment is involuntary terminated (other than for cause) or you resign for “good reason” within 30 months after the closing, your Celgene equity awards that converted into Bristol-Myers Squibb equity awards at closing will become 100% vested. Please refer to the Q&A below for the period of time you will have to exercise any vested options after your termination.

•	Under the US Severance Plan, “good reason*” includes:
o	A material reduction in your annual base salary or hourly wage rate;
o	A material reduction, on or before December 31, 2020, of your target annual cash and/or equity incentive compensation opportunity in the aggregate;
o	A material reduction, on or after January 1, 2021, of your target annual cash incentive compensation opportunity;
o	A relocation of your primary work location resulting in an increase to your one-way commute by 30 miles or more; or
o	If you are a VP or higher, a material diminution in your duties and responsibilities or a material adverse change in your reporting relationships.

If you have “good reason” you must submit written notice to Bristol-Myers Squibb within 90 days of the event you believe qualifies as “good reason,” allow 30 days for a resolution, and terminate your employment within 90 days after the end of the 30-day resolution period if the applicable event has not been resolved.

*	Please note that this definition of Good Reason only applies to Celgene equity awards and to severance entitlements under the US Severance Plan, not to other Celgene policies/programs.

•	If you are not a participant in the US Severance Plan (or Celgene’s Executive Severance Plan), if your employment is involuntarily terminated (other than for cause) during the 24 months after the closing, your Celgene equity awards that converted into Bristol-Myers Squibb equity awards at closing will become 100% vested. Please refer to the Q&A below for the period of time you will have to exercise any vested options after your termination.

10.	If my employment is terminated involuntarily without cause or by me for “good reason” after closing, how long do I have to exercise my options?
•	Under the current terms of your options, you generally have only 90 days to exercise following a termination without cause or your voluntary resignation. In connection with the merger, Celgene is amending outstanding options to provide that options will instead remain exercisable for one year following an employee’s qualifying termination after the transaction closing under the terms of the US Severance Plan or Celgene’s Executive Severance Plan, or for a holder who does not participate in either of such severance plans, for one year following an involuntary termination (other than for cause) during the 24 months after the closing (except that, in each case, exercisability will cease on the last day of the option’s ten-year term if that occurs within the applicable one-year period).

11.	If my employment is terminated involuntarily without cause or by me for “good reason” after the closing but I am eligible for retirement pursuant to Celgene’s retirement definition (generally, 55 years of age with 5 or more years of service or any combination of age and years of service that equals 65 or more with a minimum of 2 years of service), how long do I have to exercise my options?
•	If you meet the retirement definition, you will benefit from the retirement provision generally applicable to options, which provides that options will remain exercisable for three years following termination of employment (or, if earlier, until the last day of the option’s ten-year term).

•	The one-year exercise period described above does not override the three-year exercise period applicable to retirement eligible employees, even if the retirement eligible employee’s termination occurs by reason of a termination without cause and even if the retirement eligible employee does not satisfy the 6 months advance notice requirement.

12.	I am a retired Celgene employee and I still hold options. What happens to my options in the deal?
•	Any outstanding option that you hold at the time the transaction closes will be adjusted in the same way as an option held by an active employee. That is, your option will be converted into an option to purchase BMS stock, described as follows:
o	“In the Money” Options: “In-the-money” Celgene options (that is, options with an exercise price below the volume weighted average Celgene stock price over the three trading days immediately prior to the deal closing), whether vested or unvested, that are outstanding immediately before closing, will:
(1)	roll over into an option to purchase Bristol-Myers Squibb stock; and

(2)	entitle the option holder to receive a CVR for each Celgene share underlying each vested option. CVRs for unvested options will be delivered upon the vesting of the underlying award.
o	“Underwater” Options: “Underwater” Celgene options (that is, options with an exercise price equal to, or greater than, the volume weighted average Celgene stock price over the three trading days immediately prior to the deal closing) will roll over into an option to purchase Bristol-Myers Squibb stock.
■	Underwater option holders will not receive CVRs.

13.	I am a retired Celgene employee and I still hold RSUs. What happens to my RSUs in the deal?
•	If your RSUs are settled prior to the closing, then (unless you live in a jurisdiction where RSUs are settled in cash) you will receive Celgene stock pursuant to your RSUs, the same as usual. You will then be a Celgene stockholder, and if you still hold those shares of Celgene stock at the time of the deal, you will be entitled to the same merger consideration that any other holder of Celgene stock will receive in the transaction in respect of such shares (i.e., 1 share of Bristol-Myers Squibb stock, $50 cash and 1 CVR).
•	If your RSUs remain outstanding at the closing, they will be adjusted in the same way as RSUs held by active employees. That is, your RSUs will:
(1)	roll over into Bristol-Myers Squibb RSUs; and
(2)	entitle you to receive a CVR for each Celgene share subject to the RSU. CVRs will be delivered on the same vesting schedule as the underlying award.

14.	After the transaction closing, can I retire under Celgene’s definition of retirement and receive continued vesting of my equity awards or do I have to meet Bristol-Myers Squibb’s definition of retirement?
•	After the closing, your Celgene awards that are converted into Bristol-Myers Squibb awards will continue to be subject to the same terms and conditions that applied prior to the closing. This means that, if provided by your existing terms and conditions, you can retire under Celgene’s definition of retirement (generally, 55 years of age with 5 or more years of service or any combination of age and years of service that equals 65 or more with a minimum of 2 years of service), subject to the applicable 6-month notice period, and receive continued vesting of your unvested equity awards and continued exercisability of your options, for three years following your retirement (except that exercisability will cease on the last day of the option’s ten-year term if that occurs within the three-year period).

15.	What are the tax consequences to me of receiving the merger consideration (i.e., 1 share of Bristol-Myers Squibb stock, $50 cash and 1 CVR for each of my vested Celgene Shares)?
•	Information about the material U.S. federal income tax consequences of the transaction is included in the registration statement on Form S-4 filed by BMS in connection with the transaction. Each employee shareholder should read that disclosure and also consult such employee’s personal tax advisor to determine the particular tax consequences to such employee of the merger.

Other

1.	Will IT or security systems change? Will I keep my phone, computer, tablet, and email address?
•	For now, it’s business as usual, and there are no changes to our IT systems or security protocols.

•	As we get closer to the completion date, you will receive more information about such matters and any steps you will need to take in anticipation of any changes.

2.	What do I communicate to external parties with questions — suppliers, customers, etc.?
•	Your managers will be sharing with you how we are communicating this news to our stakeholders. Only authorized employees should speak with external parties.

•	Employees should not speak to the media or financial community under any circumstances. All media inquiries should be managed by company media spokespersons; IR will handle all financial discussions.

3.	How soon can Bristol-Myers Squibb employees interact with Celgene employees?
•	You should not engage with Bristol-Myers Squibb employees unless you are explicitly asked by your supervisor.

•	We expect the transaction to close in the third quarter of 2019. Between now and then, both companies will continue to operate as standalone organizations.

•	We will update you with more information as to interactions between Celgene and Bristol-Myers Squibb employees as we move forward towards closing.

4.	In the UK, will the transaction be covered by the TUPE regulations? If so, what are the requirements under TUPE?
•	No, the transaction will not be covered by the TUPE regulations.

Appendix: US Severance Plan Details

For US Employees not otherwise covered by another change in control severance plan:

•	We have adopted a US employee severance plan (the “US Severance Plan”) that provides a minimum of 6 months’ base pay and 50% bonus at target to all full-time and part-time employees who are not already covered by another change in control severance plan (e.g., Celgene executive committee members and, until expiration, legacy Juno employees). The severance levels increase based on grade level and tenure. Below is a chart of the severance levels:

REFERENCE CHART FOR U.S. EMPLOYEES
Grade Level	Core Multiplier of base + target bonus (Minimum months of severance)	Increase to Core Multiplier for completed 6 months of service in excess of 30 months of service	Maximum Multiplier of base + target bonus (Maximum months of severance)
1 – 7	6	1	12
8 – 10	6	1	15
11 – 13	9	1	15
14 – 15	12	1	18
VP+	15	1	24

[NOTE: Each covered employee’s severance period is a number of months equal to the sum of (i) the Core Multiplier shown in the table above, plus (ii) an increase of one (1) for each period of six (6) months of service that is completed after the Eligible Employee reaches thirty (30) months of service, subject to the maximum shown in the table below.]

•	In addition to severance payments, employees in the US Severance Plan are entitled to continuing COBRA medical benefits at active employee rates for their severance period.

•	Employees will be eligible for these benefits if they are terminated on or within the thirty-month period post close of the transaction.

•	Eligibility for these benefits are contingent upon “a qualifying termination,” which includes:

o	A termination of employment with the Company on or within thirty (30) months following the date of a Change in Control (i.e., the closing of the transaction with Bristol-Myers Squibb) that is either (A) initiated by the Company without “Cause” (as defined in the plan) or (B) initiated by the eligible employee for “Good Reason” (as defined in the plan), or (ii) a termination of an eligible employee’s employment initiated by the Company without Cause which the eligible employee reasonably demonstrates was (A) at the request of a third party that has taken steps reasonably calculated to effect a Change in Control or (B) otherwise arose in connection with, or in anticipation of, a Change in Control (regardless of whether a Change in Control actually occurs). Termination due to death or disability shall not be treated as a qualifying termination.

EXAMPLE: Sally is a Grade 9 employee with a tenure of 6 years (72 months) at the date of her qualified termination. She has a base salary of $75,000 and a target bonus of 12% ($9,000). Under the terms of this agreement, Sally’s severance benefit is calculated as follows:

Core Multiplier = 6 (minimum as per grade level)

Increase to Core Multiplier = 7 (42 months in excess of 30 months; 42 months ÷ 6 months = 7)

Total Multiplier = 1.0833 (13 months ÷ 12 months)

Total Severance = ($75,000+$9,000) x 1.0833 = $91,000

Appendix: Hypothetical Illustration of Equity Award Adjustments

Included below are hypothetical examples illustrating the expected adjustments to outstanding Celgene options and RSUs in connection with the transaction. These examples are illustrative only and are based on multiple assumptions that may or may not be accurate on the relevant date.

Certain Assumptions. The illustrative examples included below are based in part on the following assumptions.

•	The volume weighted average Bristol-Myers Squibb stock price over the five consecutive trading days ending on the trading day that is two trading day prior to the transaction closing date (the “Bristol-Myers Squibb Trading Price”) is $50.

•	The volume weighted average Celgene stock price over the three consecutive trading days end on the last trading day prior to the deal closing (referred to as the “Celgene Trading Price”) is $105.

•	The implied market value of a CVR based on the assumptions noted above is $5 (i.e., the $105 Celgene Trading Price, less the value of the cash merger consideration ($50 cash) and the value of the stock merger consideration ($50 based on the Bristol-Myers Squibb Trading Price)).

•	The ratio used to adjust “in the money” options and RSUs (referred to as the “Equity Award Exchange Ratio”) is 2. This ratio is equal to the sum of (1) the merger consideration stock exchange ratio of 1, plus (2) the cash merger consideration of $50 cash, divided by the Bristol-Myers Squibb Trading Price.

•	The ratio used to adjust “underwater” options (referred to as the “Out-of-the-Money Option Exchange Ratio”) is 2.1. This ratio is equal to the Celgene Trading Price, divided by the Bristol-Myers Squibb Trading Price.

EXAMPLE 1: Daniel holds a vested Celgene option covering 100 Celgene shares with a per share exercise price of $90 per share. The table below illustrates the treatment of Daniel’s option at the closing. Daniel’s Bristol-Myers Squibb option will continue to be subject to the same terms and conditions that applied to his Celgene option.

	Number of Underlying Shares	Per Share Exercise Price	Number of CVRs	Intrinsic Option Value	Implied CVR Value (Based on Celgene Trading Price)	Total Implied Value
Pre-Merger	100 Celgene Shares	$90	N/A	$1,500 ($105 Celgene Trading Price less $90 Per Share Exercise Price x 100 Celgene Shares)	N/A	$1,500 ($1,500 of Intrinsic Celgene Option Value)
Post-Merger	200 BMS Shares (100 Celgene Shares x Equity Award Exchange Ratio)	$45 ($90 price per Celgene Share ÷ Equity Award Exchange Ratio)	100 (one CVR x 100 Celgene Shares)	$1,000 ($50 BMS Trading Price less $45 Per Share Exercise Price x 200 Shares)	$500 (100 CVRs x $5 Implied CVR Value)	$1,500 ($1,000 of Intrinsic BMS Option Value + $500 of Implied CVR Value)

EXAMPLE 2: Olivia holds an unvested Celgene option covering 100 Celgene shares with a per share exercise price of $120 per share. The table below illustrates the treatment of Olivia’s option at the closing. Olivia’s Bristol-Myers Squibb option will continue to be subject to the same terms and conditions, including with respect to vesting, that applied to her Celgene option.

	Number of Underlying Shares	Per Share Exercise Price	Total Intrinsic Value
Pre-Merger	100 Celgene Shares	$120	$0 ($105 Celgene Trading Price less $120 Per Share Exercise Price x 100 Celgene Shares)
Post-Merger	210 Bristol-Myers Squibb Shares (100 Celgene Shares x Out-of-the-Money Option Exchange Ratio)	$57.15 ($120 price per Celgene Share ÷ Out-of-the-Money Option Exchange Ratio)	$0 ($50 Bristol-Myers Squibb Trading Price less $57.14 Per Share Exercise Price x 210 Bristol-Myers Squibb Shares)

EXAMPLE 3: Ryan holds Celgene RSUs covering 450 Celgene shares. The table below illustrates the treatment of Ryan’s RSUs at the closing. Ryan’s Bristol-Myers Squibb RSUs (and his right to receive the CVRs) will continue to be subject to the same terms and conditions that applied to his Celgene RSUs.

	Number of Underlying Shares	Number of CVRs	RSU Value	Implied CVR Value (Based on Celgene Trading Price)	Total Implied Value
Pre-Merger	450 Celgene Shares	N/A	$47,250 ($105 Celgene Trading Price x 450 Celgene Shares)	N/A	$47,250 ($47,250 Celgene RSU Value)
Post-Merger	900 Bristol-Myers Squibb Shares (450 Celgene Shares x Equity Award Exchange Ratio)	450 (one CVR x 450 Celgene Shares)	$45,000 (900 BMS x $50 BMS Trading Price)	$2,250 (450 CVRs x $5 Implied CVR Value)	$47,250 ($45,000 of BMS RSU Value + $2,250 of Implied CVR Value)

EXAMPLE 4: Caroline holds 450 Celgene shares received from vested RSUs. The table below illustrates the treatment of Caroline’s shares at the closing.

	Number of Underlying Shares	Number of CVRs	Share Value	Implied CVR Value (Based on Celgene Trading Price)	Cash Merger Consideration	Total Implied Value
Pre-Merger	450 Celgene Shares	N/A	$47,250 ($105 Celgene Trading Price x 450 Celgene Shares)	N/A	N/A	$47,250 ($47,250 of Celgene Share Value)
Post-Merger	450 Bristol-Myers Squibb Shares (450 Celgene Shares x Merger Stock Exchange Ratio of 1)	450 (one CVR x 450 Celgene Shares)	$22,500 (450 BMS Shares x $50 BMS Trading Price)	$2,250 (450 CVRs x Implied CVR Value of $5)	$22,500 (450 Celgene Shares x $50 per Share Cash Merger Consideration)	$47,250 ($22,500 of BMS Share Value + $2,250 of Implied CVR Value + $22,500 of Cash Consideration)

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a preliminary prospectus of Bristol-Myers Squibb, which will be mailed to stockholders of each of Bristol-Myers Squibb and Celgene once the joint proxy statement/prospectus is in definitive form and the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS OF Bristol-Myers Squibb AND Celgene ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to non-GAAP earnings per share, capital structure, debt repayment, adjusted leverage ratio and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Bristol-Myers Squibb nor Celgene assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

-22-